Exhibit 1
                                                                       ---------

For Immediate Release                                            31 January 2006


                              WPP GROUP PLC ("WPP")


                           Statement re: Press Comment

Further to recent press comment WPP Group wishes to clarify that it is not in any discussions with any consortium in connection with VNU.


                                      Ends


For further information please contact:

Feona McEwan, WPP                  44-20 7408 2204
www.wpp.com